GEF Acquisition Corporation

June 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	GEF Acquisition Corporation

Registration Statement on Form S-1

File No. 333-210143

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GEF Acquisition Corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-210143), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date first set forth above.

The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We respectfully request that the Commission issue a written order granting withdrawal of the Registration Statement as soon as possible, and send a copy of the order to the attention of Joel Rubinstein of Winston & Strawn LLP via e-mail at jrubinstein@winston.com or via facsimile at (212) 294-4700.

Very truly yours,

GEF Acquisition Corporation

By:	/s/ H. Jeffrey Leonard
Name: H. Jeffrey Leonard
Title: Chairman and CEO

cc:	Joel Rubinstein

Winston & Strawn LLP